                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                        )
                    The AES Corporation ) File No. 70-9465
                                        )

            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


           On August 20, 1999, the Securities and Exchange Commission
("SEC") issued an order, Release No. 35-27063 in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending June 30, 2002. AES is separately filing a certificate in File No. 70-9779 as required by the Commission's order in Release No. 35-27363 in connection with the AES acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL").

                                                Respectfully submitted,



                                                /s/ Earle H. O'Donnell
                                                Earle H. O'Donnell
                                                Andrew B. Young
                                                Hugh E. Hilliard

                                                Dewey Ballantine LLP
                                                1775 Pennsylvania Avenue, N.W.
                                                Washington, D.C.  20006
Dated: August 29, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                           QUARTER ENDED JUNE 30, 2002



ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended June 30, 2002
         a) 12 months ended June 30, 2002 GAAP consolidated income statement
         b) 12 months ended June 30, 2002 pro rata consolidated income statement

2)       Balance Sheet of The AES Corporation at June 30, 2002
         a) GAAP Basis Consolidated Balance Sheet
         b) Pro Rata Consolidated Balance Sheet

3)       Statement of Income of CILCORP for the 12 months ended June 30, 2002

4)       Statement of Income of CILCO for the 12 months ended June 30, 2002

5)       Consolidated Balance Sheet of CILCORP at June 30, 2002

6)       Consolidated Balance Sheet of CILCO at June 30, 2002

THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
                    FOR THE TWELVE MONTHS ENDED JUNE 30, 2002
                                   GAAP BASIS
                                   (UNAUDITED)

----------------------------------------------------------------------------------------
                                                                       TWELVE MONTHS
                                                                            ENDED
($ in millions)                                                          6/30/2002
----------------------------------------------------------------------------------------
REVENUES:
Sales and services                                               $             8,191

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                     5,944
Selling, general and administrative expenses                                     120
                                                                ---------------------

TOTAL OPERATING COSTS AND EXPENSES                                             6,064
                                                                --------------------

OPERATING INCOME                                                               2,127

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                         (1,565)
Other expense                                                                    (58)
Equity in earnings of affiliates (before income tax)                              81
Nonrecurring severance and transaction costs                                     (36)
Loss on sale or write-down of investments                                       (116)
                                                                ---------------------

INCOME BEFORE INCOME TAXES
 AND MINORITY INTEREST                                                           433

Income tax provision                                                             152
Minority interest                                                                 16
                                                                ----------------------

INCOME FROM CONTINUING OPERATIONS                                                265

Loss from operations of discontinued components
  (net of income taxes)                                                         (300)
                                                                ---------------------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE
                                                                                 (35)

Cumulative effect of accounting change
(net of income taxes)                                                           (346)
                                                                ---------------------
NET INCOME (LOSS)                                                $              (381)
                                                                =====================

THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
                    FOR THE TWELVE MONTHS ENDED JUNE 30, 2002
                                  PRORATA BASIS
                                   (UNAUDITED)

----------------------------------------------------------------------------------------
                                                                          TWELVE MONTHS
                                                                              ENDED
($ in millions)                                                             6/30/2002
----------------------------------------------------------------------------------------
REVENUES:
Sales and services                                                      $         8,875

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                        6,501
Selling, general and administrative expenses                                        120
                                                                       ----------------

TOTAL OPERATING COSTS AND EXPENSES                                                6,621
                                                                       ----------------

OPERATING INCOME                                                                  2,254

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                            (1,673)
Other income                                                                         15
Nonrecurring severance and transaction costs                                        (36)
Loss on sale or write-down of investments                                          (116)
                                                                       -----------------

INCOME BEFORE INCOME TAXES                                                          444

Income tax provision                                                                179
                                                                       ----------------

INCOME FROM CONTINUING OPERATIONS                                                   265

Loss from operations of discontinued components
  (net of income taxes)                                                            (300)
                                                                       -----------------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE
                                                                                    (35)

Cumulative effect of accounting change
(net of income taxes)                                                              (346)
                                                                       -----------------

NET INCOME (LOSS)                                                       $          (381)
                                                                       ================

THE AES CORPORATION
                                GAAP BASIS CONSOLIDATED BALANCE SHEET
                                    (INCLUDES CILCORP AND IPALCO)
JUNE 30, 2002
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
                 Cash and cash equivalents                                         $           1,028
                 Restricted cash                                                                 260
                 Short-term investments                                                          328
                 Accounts receivable, net                                                      1,485
                 Inventory                                                                       510
                 Receivable from affiliates                                                       10
                 Deferred income taxes                                                           294
                 Prepaid expenses and other current assets                                       909
                 Current assets of discontinued operations                                       581
                                                                                    ----------------
                 TOTAL CURRENT ASSETS                                                          5,405

PROPERTY, PLANT AND EQUIPMENT
                 Land                                                                            834
                 Electric generation and distribution assets                                  21,989
                 Accumulated depreciation and amortization                                    (4,180)
                 Construction in progress                                                      4,984
                                                                                    ----------------
                 PROPERTY, PLANT AND EQUIPMENT, NET                                           23,627

OTHER ASSETS
                 Deferred financing costs, net                                                   423
                 Project development costs                                                        52
                 Investments in and advances to affiliates                                     1,298
                 Debt service reserves and other deposits                                        390
                 Goodwill                                                                      2,262
                 Long-term assets of discontinued operations                                   2,244
                 Other assets                                                                  2,974
                                                                                    ----------------
                 TOTAL OTHER ASSETS                                                            9,643

                 TOTAL                                                             $          38,675
                                                                                    ----------------
                                                                                    ----------------

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                 Accounts payable                                                  $           1,258
                 Accrued interest                                                                398
                 Accrued and other liabilities                                                 1,270
                 Current liabilities of discontinued operations                                  697
                 Recourse debt---current portion                                               1,134
                 Non-recourse debt---current portion                                           3,201
                                                                                    ----------------
                 TOTAL CURRENT LIABILITIES                                                     7,958

LONG-TERM LIABILITIES
                 Non-recourse debt                                                            14,579
                 Recourse debt                                                                 4,627
                 Deferred incomes taxes                                                        1,649
                 Long-term liabilities of discontinued operations                              1,282
                 Other long-term liabilities                                                   3,139
                                                                                    ----------------
                 TOTAL LONG-TERM LIABILITIES                                                  25,276

                 Minority interest                                                               952

                 Company-obligated convertible mandatorily redeemable
                 preferred securities of subsidiary trusts holding solely
                 junior subordinated debentures of AES                                           978


STOCKHOLDERS' EQUITY
                 Common stock                                                                      5
                 Additional paid-in capital                                                    5,250
                 Retained earnings                                                             2,381
                 Accumulated other comprehensive loss                                         (4,125)
                                                                                    ----------------
                 TOTAL STOCKHOLDERS' EQUITY                                                    3,511

                 TOTAL                                                         $              38,675
                                                                                    ----------------
                                                                                    ----------------

THE AES CORPORATION
                           PRO RATA BASIS CONSOLIDATED BALANCE SHEET
                                 (INCLUDES CILCORP AND IPALCO)

JUNE 30, 2002
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
                 Cash and cash equivalents                                     $1,022
                 Restricted cash                                                  260
                 Short-term investments                                           256
                 Accounts receivable, net                                       1,240
                 Inventory                                                        492
                 Receivable from affiliates                                        20
                 Deferred income taxes                                             24
                 Prepaid expenses and other current assets                        804
                 Current assets of discontinued operations                        576
                                                                              -------
                 TOTAL CURRENT ASSETS                                           4,694

PROPERTY, PLANT AND EQUIPMENT
                 Land                                                             590
                 Electric generation and distribution assets                   21,267
                 Accumulated depreciation and amortization                     (3,665)
                 Construction in progress                                       4,808
                                                                              -------
                 PROPERTY, PLANT AND EQUIPMENT, NET                            23,000

OTHER ASSETS
                 Deferred financing costs, net                                    395
                 Project development costs                                         53
                 Investments in and advances to affiliates                      3,768
                 Debt service reserves and other deposits                         378
                 Goodwill                                                       1,704
                 Long-term assets of discontinued operations                    2,361
                 Other assets                                                   2,322
                                                                              -------
                 TOTAL OTHER ASSETS                                            10,981

                 TOTAL                                                        $38,675
                                                                              -------
                                                                              -------

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                 Accounts payable                                             $   967
                 Accrued interest                                                 351
                 Accrued and other liabilities                                    329
                 Current liabilities of discontinued operations                   837
                 Recourse debt--current portion                                 1,135
                 Non-recourse debt--current portion                             2,134
                                                                              -------
                 TOTAL CURRENT LIABILITIES                                      5,753

LONG-TERM LIABILITIES
                 Non-recourse debt                                             13,500
                 Recourse debt                                                  4,627
                 Deferred income taxes                                          1,612
                 Long-term liabilities of discontinued operations               1,282
                 Other long-term liabilities                                    4,676
                                                                              -------
                 TOTAL LONG-TERM LIABILITIES                                   25,697

                 Minority interest                                                101

                 Company-obligated convertible mandatorily redeemable preferred securities of subsidiary trusts holding solely junior
                 subordinated debentures of AES                                   978

STOCKHOLDERS' EQUITY
                 Common stock                                                       5
                 Additional paid-in capital                                     6,974
                 Retained earnings                                              2,381
                 Accumulated other comprehensive loss                          (3,214)
                                                                              -------
                 TOTAL STOCKHOLDERS' EQUITY                                     6,146

                 TOTAL                                                        $38,675
                                                                              -------
                                                                              -------

                               CILCORP CONSOLIDATED
                                 INCOME STATEMENT
                                   (UNAUDITED)


Twelve Months Ended 6/30/2002
                                                              (In Thousands)
Revenue:
CILCO Electric                                                 $   389,281
CILCO Gas                                                          188,938
CILCO Other                                                        107,769
Other Businesses                                                    59,347
                                                              ------------
        Total                                                      745,335
                                                              ------------

Operating expenses:
Fuel for generation and purchased power                            220,389
Gas purchased for resale                                           156,398
Other operations and maintenance                                   125,150
Depreciation and amortization                                       79,150
Taxes, other than income taxes                                      38,908
                                                              ------------
        Total                                                      619,995
                                                              ------------

Fixed charges and other:
Interest expense                                                    66,972
Preferred stock dividends of subsidiary                              2,159
Allowance for funds used during construction                          (621)
Other                                                                1,403
                                                              ------------
        Total                                                       69,913
                                                              ------------

Income from continuing operations before
  income taxes                                                      55,427
Income taxes                                                        21,862
                                                              ------------

Net income (loss) from continuing operations                        33,565

Income (loss) from operations of discontinued
  business, net of taxes                                            (4,392)
                                                              ------------

  Net income (loss)                                            $    29,173
                                                              ------------
                                                              ------------

                                        CENTRAL ILLINOIS LIGHT COMPANY
                                       CONSOLIDATED STATEMENT OF INCOME
                                                  (UNAUDITED)

Twelve Months Ended June 30, 2002
                                                                                           (In Thousands)

Operating Revenues:
Electric                                                                                      $   389,281
Gas                                                                                               188,938
                                                                                              -----------
                                                                                                  578,219
                                                                                              -----------
Operating Expenses:
Cost of Fuel                                                                                      157,593
Cost of Gas                                                                                       109,824
Purchased Power                                                                                    48,829
Other Operation & Maintenance Expenses                                                            119,130
Depreciation and Amortization                                                                      70,009
Income Taxes                                                                                        4,698
Other Taxes                                                                                        38,636
                                                                                              -----------
       Total Operating Expenses                                                                   548,719
                                                                                              -----------

Operating Income                                                                                   29,500

Other Income and Deductions
CILCO Owned Life Insurance                                                                         (1,403)
Other, Net                                                                                          6,801
                                                                                              -----------
      Total other income and (deductions)                                                           5,398
                                                                                              -----------


Interest Expenses:
Interest on Long-Term Debt                                                                         17,775
Cost of Borrowed Funds Capitalized                                                                   (621)
Other                                                                                               4,371
                                                                                              -----------
      Total interest expense                                                                       21,525
                                                                                              -----------

Net (loss) Income Before Preferred Dividends                                                       13,373
                                                                                              -----------

Preferred Stock Dividends                                                                           2,159
                                                                                              -----------

Net Income Available for Common Stock                                                         $    11,214
                                                                                              -----------
                                                                                              -----------

                                           CILCORP INC. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS
                                                    (UNAUDITED)

As of June 30, 2002

ASSETS                                                                   (In Thousands)

Current Assets:
 Cash and Temporary Cash Investments                                          $   79,158
 Receivables, Less Allowance for
   Uncollectible Accounts of $2,609 and $1,800                                    53,094
 Accrued Unbilled Revenue                                                         25,314
 Fuel, at Average Cost                                                            18,169
 Materials and Supplies, at Average Cost                                          17,528
 Gas in Underground Storage, at Average Cost                                      13,751
 FAC Underrecoveries                                                               1,255
 PGA Underrecoveries                                                               5,288
 Prepayments and Other                                                            11,150
                                                                               ---------
   Total Current Assets                                                          224,707
                                                                               ---------
 Investments and Other Property:
 Investment in Leveraged Leases                                                  134,718
 Other Investments                                                                18,220
                                                                              ----------
   Total Investments and Other Property                                          152,938
                                                                              ----------
 Property, Plant and Equipment:
 Utility Plant, at Original Cost
   Electric                                                                      724,593
   Gas                                                                           238,520
                                                                              ----------
                                                                                 963,113
 Less-Accumulated Provision for Depreciation                                     154,886
                                                                              ----------
                                                                                 808,227
 Construction Work in Progress                                                    77,244
 Other, Net of Depreciation                                                           22
                                                                              ----------
   Total Property, Plant and Equipment                                           885,493
                                                                              ----------
 Other Assets:
 Goodwill, Net of Accumulated Amortization of $33,753                            579,211
 Other                                                                            36,899
                                                                             -----------
   Total Other Assets                                                            616,110
                                                                              ----------
 Total Assets                                                                 $1,879,248
                                                                              ----------
                                                                              ----------

                                           CILCORP INC. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS
                                                    (UNAUDITED)

As of June 30, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                        (In Thousands)
Current Liabilities:
Current Portion of Long-Term Debt                                             $   26,750
Notes Payable                                                                     36,000
Accounts Payable                                                                  64,155
Accrued Taxes                                                                     13,385
Accrued Interest                                                                  17,444
Other                                                                              9,389
                                                                              ----------
  Total Current Liabilities                                                      167,123
                                                                              ----------
Long-Term Debt                                                                   792,404
                                                                              ----------

Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                            212,955
Regulatory Liability of Regulated Subsidiary                                      35,835
Deferred Investment Tax Credit                                                    13,756
Other                                                                             89,796
                                                                              ----------
  Total Deferred Credits and Other Liabilities                                   352,342
                                                                              ----------
Preferred Stock of Subsidiary without Mandatory Redemption                        19,120
Preferred Stock of Subsidiary with Mandatory Redemption                           22,000
                                                                              ----------
Total Preferred Stock of Subsidiary                                               41,120
                                                                              ----------
Stockholders' Equity:
Common Stock, no par value; Authorized 10,000 Outstanding 1,000                       --
Additional Paid-in Capital                                                       518,833
Retained Earnings                                                                 16,428
Accumulated Other Comprehensive Income (Loss)                                     (9,002)

  Total Stockholders' Equity                                                     526,259
                                                                              ----------
  Total Liabilities and Stockholders' Equity                                  $1,879,248
                                                                              ----------
                                                                              ----------

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of June 30, 2002
                                                                       (In Thousands)
ASSETS

Utility Plant, At Original Cost:
  Electric                                                                  $1,333,967
  Gas                                                                          462,407
                                                                           -----------
                                                                             1,796,374
  Less-Accumulated Provision for Depreciation                                1,012,719
                                                                           -----------
                                                                               783,655
Construction Work in Progress                                                   77,244
                                                                           -----------
    Total Utility Plant                                                        860,899
                                                                           -----------
Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of
  $69,592 and $65,314)                                                           3,541
Other                                                                            1,115
                                                                           -----------
    Total Other Property and Investments                                         4,656
                                                                           -----------
Current Assets:
Cash and Temporary Cash Investments                                             71,108
Receivables, Less Allowance for
  Uncollectible Accounts of $2,609 and $1,800                                   51,145
Accrued Unbilled Revenue                                                        23,400
Fuel, at Average Cost                                                           18,169
Materials and Supplies, at Average Cost                                         16,475
Gas in Underground Storage, at Average Cost                                     13,751
Prepaid Taxes                                                                    9,504
FAC Underrecoveries                                                              1,255
PGA Underrecoveries                                                              5,288
Other                                                                           11,120
                                                                           -----------
    Total Current Assets                                                       221,215
                                                                           -----------
Deferred Debits:
Unamortized Loss on Reacquired Debt                                              2,327
Unamortized Debt Expense                                                         1,746
Prepaid Pension Cost                                                               168
Other                                                                           19,699
                                                                           -----------
    Total Deferred Debits                                                       23,940
                                                                           -----------
Total Assets                                                                $1,110,710
                                                                           -----------
                                                                           -----------

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of June 30, 2002

CAPITALIZATION AND LIABILITIES                                         (In Thousands)
Capitalization:
Common Stockholders' Equity:
  Common Stock, No Par Value; Authorized
    20,000,000 Shares; Outstanding
    13,563,871 Shares                                                       $  185,661
  Additional Paid-in Capital                                                    52,000
  Retained Earnings                                                             97,404
  Accumulated Other Comprehensive Income (Loss)                                   (781)
                                                                           -----------
    Total Common Stockholders' Equity                                          334,284

Preferred Stock Without Mandatory Redemption                                    19,120
Preferred Stock With Mandatory Redemption                                       22,000
Long-term Debt                                                                 317,405
                                                                           -----------
    Total Capitalization                                                       692,809
                                                                           -----------
Current Liabilities:Current Maturities of Long-Term Debt                        26,750
Notes Payable                                                                   36,000
Accounts Payable                                                                57,847
Accrued Taxes                                                                   35,501
Accrued Interest                                                                 8,169
Other                                                                            9,389
                                                                           -----------
    Total Current Liabilities                                                  173,656
                                                                           -----------
Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                              103,352
Regulatory Liability                                                            35,835
Investment Tax Credits                                                          13,756
Other                                                                           91,302
                                                                           -----------
    Total Deferred Liabilities and Credits                                     244,245
                                                                           -----------
Total Capitalization and Liabilities                                        $1,110,710
                                                                           -----------
                                                                           -----------

  ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

     --------------------------------------------------------------------------------------------------------
                                                             12 MOS. ENDED 6/30/01   12 MOS. ENDED 6/30/02(1)
     --------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                              9.03%                         7.68%
     CILCO                                                                 803                           686
     AES                                                                 8,039                         8,191
     AES/CILCORP                                                         8,895                         8,936
     --------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                            9.62%                         8.34%
     CILCORP (Including CILCO)                                             856                           745
     AES                                                                 8,039                         8,191
     AES/CILCORP                                                         8,895                         8,936
     --------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                      6.10%                         5.77%
     CILCO                                                                 437                           416
     AES                                                                 6,708                         6,694
     AES/CILCORP                                                         7,163                         7,204
     --------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                    6.35%                         7.08%
     CILCORP (Including CILCO)                                             455                           510
     AES                                                                 6,708                         6,694
     AES/CILCORP                                                         7,163                         7,204
     --------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                            4.67%                         1.86%
     CILCO                                                                  97                            42
     AES                                                                 1,982                         2,127
     AES/CILCORP                                                         2,078                         2,252
     --------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                          4.62%                         5.55%
     CILCORP (Including CILCO)                                              96                           125
     AES                                                                 1,982                         2,127
     AES/CILCORP                                                         2,078                         2,252
     --------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                  7.08%                       (2.89%)
     CILCO                                                                  43                            11
     AES                                                                   597                         (410)
     AES/CILCORP                                                           607                         (381)
     --------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                                1.65%                       (7.61%)
     CILCORP (Including CILCO)                                              10                            29
     AES                                                                   597                         (410)
     AES/CILCORP                                                           607                         (381)
     --------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                  3.00%                         2.87%
     CILCO                                                               1,065                         1,111
     AES                                                                33,658                        36,796
     AES/CILCORP                                                        35,529                        38,675
     --------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                                5.27%                         4.86%
     CILCORP (Including CILCO)                                           1,871                         1,879
     AES                                                                33,658                        36,796
     AES/CILCORP                                                        35,529                        38,675
     --------------------------------------------------------------------------------------------------------

---------------------------
(1) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues, net operating revenues and operating income were added to AES consolidated data to arrive at AES/CILCORP amounts.

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

     --------------------------------------------------------------------------------------------------------
                                                           12 MOS. ENDED 6/30/01    12 MOS. ENDED 06/30/02(2)
     --------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                                8.38%                       7.13%
     CILCO                                                                   803                         686
     AES                                                                   8,723                       8,875
     AES/CILCORP                                                           9,579                       9,620
     --------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                              8.94%                       7.74%
     CILCORP (Including CILCO)                                               856                         745
     AES                                                                   8,723                       8,875
     AES/CILCORP                                                           9,579                       9,620
     --------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                        5.47%                       5.29%
     CILCO                                                                   437                         416
     AES                                                                   7,526                       7,348
     AES/CILCORP                                                           7,981                       7,858
     --------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                      5.70%                       6.49%
     CILCORP (Including CILCO)                                               455                         510
     AES                                                                   7,526                       7,348
     AES/CILCORP                                                           7,981                       7,858
     --------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                              4.11%                       1.76%
     CILCO                                                                    97                          42
     AES                                                                   2,262                       2,254
     AES/CILCORP                                                           2,358                       2,379
     --------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                            4.07%                       5.25%
     CILCORP (Including CILCO)                                                96                         125
     AES                                                                   2,262                       2,254
     AES/CILCORP                                                           2,358                       2,379
     --------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                    7.08%                       1.85%
     CILCO                                                                    43                          11
     AES                                                                     597                         565
     AES/CILCORP                                                             607                         594
     --------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                                  1.65%                       4.88%
     CILCORP (Including CILCO)                                                10                          29
     AES                                                                     597                         565
     AES/CILCORP                                                             607                         594
     --------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                    2.85%                       2.87%
     CILCO                                                                 1,065                       1,111
     AES                                                                  35,522                      36,796
     AES/CILCORP                                                          37,393                      38,675
     --------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                                  5.00%                       4.86%
     CILCORP (Including CILCO)                                             1,871                       1,879
     AES                                                                  35,522                      36,796
     AES/CILCORP                                                          37,393                      38,675
     --------------------------------------------------------------------------------------------------------

-------------------
(1) This schedule presents on a proforma basis, the results of operations of AES excluding the following items: (1) Mark to market effect of FAS No. 133. (For the 12 month period ending June 30, 2002, the net mark to market gain from FAS No. 133 was $53 million.); (2) Loss on sale or write-down of investments. (In the second quarter of 2002, AES recorded an impairment charge of $40 million on an equity method of investment in a telecommunications company in Latin America, and a loss on the sale of an equity method investment in a telecommunications company in Latin America of approximately $14 million. In the first quarter of 2002, a subsidiary of AES sold an available-for-sale security resulting in gross proceeds of $92 million. The realized loss on the sale was $50 million. Approximately $48 million of the loss related to recognition of previously unrealized losses which had been recorded in other comprehensive income.); (3) Foreign currency transaction losses. (Foreign currency transaction losses due to devaluation in Brazilian Real and devaluation in the Argentina Peso offset by foreign transaction gains in Venezuelan Bolivar. The net foreign currency transaction loss is approximately $184 million.); (4) Discontinued operations. (The schedule excludes net loss of discontinued operations of $300 million consisting mainly of Termocandelaria, IB Valley, Power Direct, telecommunications businesses in Brazil and US, Fifoots, Eletronet, Cilcorp and NewEnergy.); (5) Accounting change. (In April 2002, AES adopted Derivative Implementation Group (DIG) Issue C-15 which established specific guidelines for certain contracts to be considered normal purchases and normal sales contracts. This resulted in a cumulative effect of an accounting change increase to $127 million, net of income tax effects. On January 1, 2002, AES adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects.); (6) Provision for regulatory decision in Brazil. (AES has recorded the retroactive regulatory decision by the Brazilian regulator depriving AES Sul of amounts the company believes it was entitled to receive as a reduction in revenue.) If the excluded amounts are taken into account, certain CILCO/CILCORP contributions to AES/CILCORP on a consolidated basis would be different as follows: (2.89%) CILCO to Net Income and (7.61%) CILCORP to Net Income.

(2) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues, net operating revenues and operating income were added to AES consolidated data to arrive at AES/CILCORP amounts.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at June 30, 2002 (excluding CILCORP and IPALCO):


                                                                       AES        AES
                                                        CAPACITY     INTEREST    EQUITY     REGULATORY
   UNIT                                     COUNTRY       (MW)         (%)       (MW)         STATUS
   ----                                     -------       ----         ---       ----         ------
   AES Deepwater                              USA          143         100        143           QF
   AES Beaver Valley                          USA          125         100        125           QF
   AES Placerita                              USA          120         100        120           QF
   AES Thames                                 USA          181         100        181           QF
   AES Shady Point                            USA          320         100        320           QF
   AES Hawaii                                 USA          180         100        180           QF
   AES Warrior Run                            USA          180         100        180           QF
   AES Somerset                               USA          675         100        675          EWG
   AES Cayuga                                 USA          306         100        306          EWG
   AES Greenidge                              USA          161         100        161          EWG
   AES Westover                               USA          126         100        126          EWG
   AES Alamitos                               USA        2,083         100      2,083          EWG
   AES Redondo Beach                          USA        1,310         100      1,310          EWG
   AES Huntington Beach                       USA          563         100        563          EWG
   AES Hemphill                               USA           14          70         10           QF
   AES Mendota                                USA           25         100         25           QF
   AES Delano                                 USA           50         100         50           QF
   AES Mountainview                           USA          126         100        126          EWG
   AES Medina Valley (sale pending)           USA           47         100         47          EWG
   AES Ironwood                               USA          705         100        705          EWG
   AES Riverside*                             USA          154         100        154          EWG
   DOMESTIC SUBTOTAL:                                    7,594                  7,590

*        Currently in discontinued operations status.

                                                                       AES        AES
                                                        CAPACITY     INTEREST    EQUITY     REGULATORY
   UNIT                                   COUNTRY         (MW)         (%)       (MW)         STATUS
   ----                                   -------         ----         ---       ----         ------
UNIT
AES Kingston                               Canada          110          50         55           EWG
AES San Nicholas                          Argentina        650          69        449           EWG
AES Cabra Corral                          Argentina        102          98        100          FUCO
AES El Tunal                              Argentina         10          98         10          FUCO
AES Sarmiento                             Argentina         33          98         32          FUCO
AES Ullum                                 Argentina         45          98         44          FUCO
AES Quebrada                              Argentina         45         100         45          FUCO
AES Alicura                               Argentina      1,000         100      1,000          FUCO
CEMIG - Miranda                            Brazil          390          21         82          FUCO
CEMIG - Igarapava                          Brazil          210          21         44          FUCO
CEMIG (35 plants)                          Brazil        5,068          21       1064          FUCO
AES Bayano                                 Panama          150          49         74          FUCO


                                       17


AES Panama                                 Panama           42          49         21          FUCO
AES Chiriqui - La Estrella                 Panama           42          49         21          FUCO
AES Chiriqui - Los Valles                  Panama           48          49         24          FUCO
AES Los Mina                              Dom. Rep.        210         100        210           EWG
AES Yarra                                 Australia        510         100        510          FUCO
AES Jeeralang                             Australia        449         100        449          FUCO
AES Mt. Stuart                            Australia        288         100        288          FUCO
AES Xiangci - Cili                          China           26          51         13          FUCO
Wuhu                                        China          250          25         63          FUCO
Chengdu Lotus City                          China           48          35         17          FUCO
AES Jiaozuo                                 China          250          70        175          FUCO
AES Hefei                                   China          115          70         81          FUCO
AES Chongqing Nanchuan                      China           50          70         35          FUCO
Yangcheng                                   China        2,100          25        525          FUCO
AES Ekibastuz                            Kazakhstan      4,000         100      4,000          FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan        331         100        331          FUCO
AES Shulbinsk GES                        Kazakhstan        702         100        702          FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan      1,464         100      1,464          FUCO
AES Leninogorsk TETS                     Kazakhstan        418         100        418          FUCO
AES Sogrinsk TETS                        Kazakhstan        349         100        349          FUCO
AES Semipalatinsk TETS                   Kazakhstan        840         100        840          FUCO
AES Ust-Kamenogorsk Heat Nets            Kazakhstan        310        Managt        0          FUCO
OPGC                                        India          420          49        206          FUCO
AES Lal Pir                               Pakistan         351          90        316          FUCO
AES PakGen                                Pakistan         344          90        310          FUCO
AES Borsod                                 Hungary         171         100        171          FUCO
AES Tisza II                               Hungary         860         100        860          FUCO
AES Tiszapalkonya                          Hungary         250         100        250          FUCO
AES Elsta                                Netherlands       405          50        203          FUCO
Medway                                      U.K.           688          25        172          FUCO
AES Indian Queens                           U.K.           140         100        140           EWG
AES Kilroot                                 U.K.           520          92        479          FUCO
AES Belfast West                            U.K.           120          97        116          FUCO
AES Barry                                   U.K.           230         100        230          FUCO
AES Drax                                    U.K.         4,065         100      4,065          FUCO
AES Fifoots Point*                          U.K.           360         100        360          FUCO
AES Uruguaiana                             Brazil          600         100        600          FUCO
AES Tiete (10 plants)                      Brazil        2,650          53      1,405          FUCO
AES EDC                                   Venezuela      2,265          87      1,971          FUCO
AES Merida III                             Mexico          484          55        266          FUCO
AES Mtkvari                                Georgia         600         100        600          FUCO
AES Khrami I                               Georgia         113        Managt        0          FUCO
AES Khrami II                              Georgia         110        Managt        0          FUCO
AES Ottana                                  Italy          140         100        140          FUCO
AES Mammonal                              Columbia          90          56         50          FUCO
AES Chivor                                Columbia       1,000          96        960          FUCO
AES Gener-Electrica de Santiago             Chile          379          89        337          FUCO
AES Gener-Energia Verde                     Chile           39          99         39          FUCO
AES Gener-Guacolda                          Chile          304          49        149          FUCO
AES Gener-Norgener                          Chile          277          99        274          FUCO
Itabo (pending sale)                      Dom. Rep.        587          24        141          FUCO
AES Bohemia                              Czech Rep.         50          83         42          FUCO
AES SONEL                                 Cameroon         800          51        408          FUCO
Central Dique                             Argentina         68          51         35          FUCO
AES Termoandes                            Argentina        640          99        634          FUCO
AES Parana                                Argentina        845          67        566          FUCO
AES Kelvin                               Rep. South        600          95        570          FUCO


                                       18


                                           Africa
Ebute                                      Nigeria         290          95        276          FUCO
AES Gener - Cordillera                      Chile          245          99        243          FUCO
AES Gener - Costa                           Chile          512          99        507          FUCO
AES Haripur                              Bangladesh        360         100        360          FUCO
                                                        43,627                 31,986

FOREIGN SUBTOTAL:

TOTAL - June 30, 2002                                   51,221                 39,576
Foreign Generation as a Percentage of Total:               85%                    81%


*        Currently in discontinued operations status.

CILCORP Generating Plants at June 30, 2002:

                                                                       AES          AES
                                                        CAPACITY     INTEREST      EQUITY        REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)          (MW)           STATUS
                                            -------       ----         ---                         ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA           10         100           10            IL PUC
     Sterling Avenue                          USA           30         100           30            IL PUC
     Hallock Power Modules                    USA           13         100           13            IL PUC
     Kickapoo Power Modules                   USA           13         100           13            IL PUC
     TOTAL - June 30, 2002                               1,172                    1,172

Revenues from electric generation capacity - 12 months ended June 30, 2002 (millions of dollars):

               CILCORP                                                             156                4%
               AES (excluding CILCORP)(1)                                        4,206               96%
                                                                             ----------           -------
               Total                                                             4,362              100%

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP and a 35 MW decrease in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 39,611 to 39,576 MW since March 31, 2002. There has been an 8% decrease in the total revenues earned from the capacity owned by AES and CILCORP in the twelve-month period ended June 30, 2002 compared with the twelve-month period ended March 31, 2002. The percentage of the total revenues derived from the generation capacity owned by CILCORP has increased from 3% to 4%.

----------------
(1) Includes revenues from electric generating capacity owned by IPALCO.

Although there was an overall decrease in AES' MW capacity since March 31, 2002, there were net increases in the following countries: Argentina, Chile and China.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
DISTRIBUTION:


Electric transmission and distribution and gas distribution assets owned as of June 30, 2002 (millions of dollars):

         CILCORP                                                                  795
         Total AES (excluding CILCORP)(2)                                       6,865
                                                                            ----------
         Total                                                                  7,660

Electric transmission and distribution and gas distribution revenues for 12 months ending June 30, 2002 (millions of dollars):

         CILCORP                                                                  423
         Total AES (excluding CILCORP)(3)                                       4,668
                                                                            ----------
         Total                                                                  5,091


CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCORP have decreased since March 31, 2002. CILCORP's transmission and distribution assets have increased while the revenues derived from such assets have decreased since March 31, 2002. AES' transmission and distribution assets have decreased and the revenues derived from such assets have decreased since March 31, 2002. CILCORP's percentage of the total transmission and distribution assets has remained the same at 10%, and CILCORP's percentage of the total revenues from such assets has increased from 7% to 8% for the twelve-month period ending June 30, 2002 compared to the twelve-month period ending March 31, 2002.


--------------------
(2) Includes transmission and distribution assets owned by IPALCO.
(3) Includes revenues from transmission and distribution assets owned by IPALCO.

ITEM (5) PER EXEMPTION ORDER:


CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the second quarter of 2002. On February 13, 2002, CILCO filed with the Illinois Commerce Commission a "Notice of Transfer of Generating Assets" stating its intent to transfer substantially all of its generating assets to its wholly owned subsidiary, Central Illinois Generation, Inc. An Administrative Law Judge of the Illinois Commerce Commission issued a Proposed Order on March 29, 2002 approving the transfer, and the Commission voted to approve the transfer at a meeting on April 10, 2002.


ITEM (6) PER EXEMPTION ORDER:


On June 19, 2002, Central Illinois Light Company and Ameren Corporation filed a joint application with the Illinois Commerce Commission for authority to engage in a reorganization, and to enter into various agreements in connection therewith, including agreements with affiliated interests, and for such other approvals as may be required under the Illinois Public Utilities Act to effectuate the reorganization. The filing was made in Docket No. 02-0428.


                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of August, 2002 by the undersigned thereunto duly authorized.

                                                    The AES Corporation



                                            By:     /s/ Erik Luckau
                                                    Erik Luckau
                                                    Associate General Counsel